09040011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AYRE INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 Main Street
(No. and Street)

Agawam (City) Massachusetts (State) 01001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Timothy T Ayre~~ (413) 786-2084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nicholas LaPier CPA PC
(Name – *if individual, state last, first, middle name*)

63 Myron St (Address) West Sprinfield (City) MA (State) 01089 (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Timothy T. Ayre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ayre Investments Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

RENEE E. MANCUSO
Notary Public
Massachusetts
Commission Expires May 14, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independant auditor's report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AYRE INVESTMENTS, INC.

DECEMBER 31, 2008

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 9
SUPPLEMENTARY FINANCIAL INFORMATION	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Reconciliation with Company's Computation included in Part II of Form X-17A as of December 31, 2008 and 2007	11
Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule IV – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule V – Other Expenses	14

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ayre Investments, Inc.
Agawam, Massachusetts

We have audited the accompanying statements of financial condition of Ayre Investments, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ayre Investments, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedules I, II, and III are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nicholas LaPier, CPA, PC
West Springfield, Massachusetts
February 5, 2009

P.O. Box 324 • West Springfield, MA 01090 - 0324
413.732.0200 • 413.732.2205 fax • admin@lapiercpa.com

AYRE INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS:		
Cash	$ 2,820	$ 1,797
Cash restricted	25,000	25,000
Commissions receivable from clearing organization	1,462	2,981
Investments	43,794	112,332
Shareholders	6,505	6,505
Prepaid expense	5,376	5,213
Prepaid insurance	563	765
Fixed assets, net	1,110	2,235
Deferred tax benefit	11,420	-
Total current assets	$ 98,050	$ 156,828

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
CURRENT LIABILITIES:		
Accrued expenses	$ 8,000	$ -
Accounts payable, accrued expenses, and other liabilities	5,855	3,131
Income taxes payable	456	10,116
Total current liabilities	14,311	13,247
STOCKHOLDER'S EQUITY:		
Common stock - no par value – authorized 1,000,000 shares, 633,000 shares issued and 632,450 shares outstanding	144,526	144,526
Retained earnings (deficit)	(49,787)	10,055
	94,739	154,581
Less treasury stock, 550 shares, at cost	11,000	11,000
	83,739	143,581
	$ 98,050	$ 156,828

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues:		
Commissions	$ 196,300	$ 221,297
Trading gains and losses	(45,337)	38,173
Interest and dividend income	198	1,867
Other income	-	35,000
	151,161	296,337
Expenses:		
Employee compensation and benefits	85,660	94,036
Commissions paid	12,689	18,428
Communications and data processing	7,014	8,855
Occupancy	30,517	30,748
Broker Fees	45,568	42,534
Other expenses	48,519	50,176
	229,967	244,777
Income(loss) before income taxes	(78,806)	51,560
Provision(benefit) for income taxes	(18,964)	(8,423)
Net income(loss)	$ (59,842)	$ 43,137

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Treasury Stock			Total
	Shares	Amount	Shares	Amount	Retained Earnings	Stockholders' Equity
Balance January 1, 2007	632,450	$ 144,526	550	$ (11,000)	$ (33,082)	$ 100,444
Net income	-	-	-	-	43,137	43,137
Balance December 31, 2007	632,450	$ 144,526	550	$ (11,000)	$ 10,055	$ 143,581
Net income(loss)	-	-	-	-	(59,842)	(59,842)
Balance December 31, 2008	632,450	$ 144,526	550	$ (11,000)	$ (49,787)	$ 83,739

The accompanying notes are an integral part of these financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities:		
Net income(loss)	$ (59,842)	$ 43,137
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	1,125	822
Realized/unrealized gain on investments	45,337	(38,173)
(Increase) decrease in operating assets:		
Net receivable from clearing organizations	1,519	619
Prepaid expenses	39	(1,502)
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses, and other liabilities	10,727	(525)
Corporate and deferred income tax liabilities	(21,083)	7,686
Net cash provided(used) by operating activities	(22,178)	12,064
Cash Flows From Investing Activities:		
Purchase of fixed assets	-	(152)
Purchase of investments	-	(16,000)
Sale of investments	23,201	14,000
Net cash provided(used) by investing activities	23,201	(2,152)
Cash Flows from Financing Activities:		
Net changes in shareholder debt	-	2,290
Loan repayment to Ayre Holdings, Inc.	-	(16,997)
Net cash (used) by financing activities	-	(14,707)
Increase(decrease) in cash	1,023	(4,795)
Cash at beginning of year	26,797	31,592
Cash at end of year	$ 27,820	$ 26,797
Supplemental Disclosure of Cash Flow Information:		
Income tax payments	$ 456	$ 456
Interest paid	$ -	$ 883

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

1. ***ORGANIZATION AND NATURE OF BUSINESS***

The Company, a Massachusetts Corporation, is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and various states.

The Company is a wholly owned subsidiary of AyreTrade Financial, Inc., a Delaware corporation.

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

2. ***SIGNIFICANT ACCOUNTING POLICIES***

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the settlement date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - Deferred income taxes are recognized for the tax effect of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Temporary differences that give rise to deferred tax assets and liabilities relate to inventory valuation, depreciation, the allowance for doubtful accounts and unrealized foreign currency gains and losses.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Depreciation expense for the year ending December 31, 2008 was $1,125.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ***RESTRICTED CASH***

Included in cash at December 31, 2008 and 2007, is $25,000, which is held as collateral for customers' clearing activity, maintained in an escrow account at a clearing house.

4. ***SECURITIES OWNED***

Marketable securities owned by the Company consist of trading and investment securities at market values, as follows:

	2008	2007
Pershing – money market	$ 6,727	$ 13,344
Equities	37,067	98,988
	$ 43,794	$ 112,332

5. ***ACCOUNTS RECEIVABLE***

Accounts receivable consists primarily of brokerage fees and is fully collectible.

6. ***FIXED ASSETS:***

Fixed assets consist of the following.

Telephone equipment	$ 2,324	$ 2,324
Furniture and fixtures	5,230	5,230
Computer, and related equipment	12,579	12,579
Office equipment	8,688	8,688
Total equipment	28,821	28,821
Less: accumulated depreciation	27,711	26,586
Net fixed assets	$ 1,110	$ 2,235

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. ***CREDIT AVAILABILITY***

The Company has a credit line of $ 5,000 of which $2,461 was available at December 31, 2008.

8. ***OPERATING LEASE***

The company entered into an operating lease for a vehicle on November 4, 2006. Lease payments of $3,559 were paid for the year ended December 31, 2008.

The remaining commitments under the lease are:

2009	694
	$ 694

The Company operates its facilities under a long term lease with a related party, partially owned by an officer of the Company. The lease expires on December 31, 2009. For the years ended December 31, 2008 and 2007, rent expense was $22,700 and $24,400 respectively.

The following is a schedule of minimum rental payments for facilities over the next three years:

Year ending December 31,	
2009	24,000
Total	$ 24,000

9. ***RESERVE REQUIREMENTS***

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

AYRE INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. ***INCOME TAXES***

The provision for income taxes comprises the following:

	2008	2007
Federal tax expense	$ -	$ 1,660
State tax expense	456	456
	$ 456	$ 2,116
Deferred income tax expense(benefit)	$ (19,420)	$ 6,307

11. ***NET CAPITAL REQUIREMENTS***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a $5,000 minimum of net capital. As a member of the NASD, the Company needs to maintain a $6,000 minimum of net capital. At December 31, 2008, the Company's net capital as defined by SEC Rule 15c3-1 was $56,530.

12. ***RELATED PARTY TRANSACTIONS:***

- At December 31, 2008, an officer was indebted to the Company for $6,505 which is unsecured and non-interest bearing.
- Landscaping services are provided by a spouse of an employee.
- The Company rents its facilities under a long term lease with a related party, an officer of the Company.

SUPPLEMENTARY FINANCIAL INFORMATION

AYRE INVESTMENTS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008 AND 2007

	2008		2007	
Net capital		$ 83,379		$ 143,581
Liabilities subordinated to creditors		-		-
Total capital and allowable subordinated borrowings		83,379		143,581
Deductions:				
Non-allowable assets:				
Furniture, equipment, and leasehold improvements, net	$ 1,110		$ 2,235	
Deferred tax benefit	11,420		-	
Loans to shareholders	6,505		6,505	
Prepaid expenses	5,939		5,978	
Other assets	585	25,559	6,572	21,290
Net capital before haircuts on securities positions		57,820		122,291
Trading and investment securities		6,569		16,850
Net Capital		$ 51,251		$ 105,441

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

SCHEDULE II

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17A

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 44,712	$ 113,918
Other audit adjustments	11,818	(8,477)
Net capital per above	$ 56,530	$ 105,441

The accompanying notes are an integral part of the financial statements.

AYRE INVESTMENTS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008 AND 2007

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral part of these financial statements

AYRE INVESTMENTS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008 and 2007

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral part of these financial statements

AYRE INVESTMENTS

SCHEDULE IV

OTHER EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
Accounting & auditing fees	$ 9,199	$ 6,500
Advertising	190	750
Auto expense	3,559	4,642
Bank charges	297	387
Depreciation	1,125	822
Dues and subscriptions	1,559	770
Finance charges	-	883
Insurance	3,740	6,257
Lease expense	3,195	3,065
Legal	-	4,057
License and permit	425	1,155
Meals and entertainment	104	1,494
Miscellaneous	50	617
Payroll expenses	673	798
Payroll taxes	7,612	9,061
Postage and delivery	489	455
Registration fees	13,263	4,766
Repairs and maintenance	600	250
Supplies	-	210
Travel	2,439	3,237
	$ 48,519	$ 50,176

The accompanying notes are an integral part of these financial statements

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

In planning and performing our audit of the financial statements of Ayre Investments, Inc. (the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

P.O. Box 324 • West Springfield, MA 01090 - 0324
413.732.0200 • 413.732.2205 fax • admin@lapiercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

NICHOLAS LAPIER, CPA, PC
West Springfield, Massachusetts
February 5, 2009